Exhibit 99.1

AcuityAds Announces Intention to Commence Normal Course Issuer Bid As Well As Adoption

of Advance Notice By-Law

TORONTO and NEW YORK – April 21, 2022 – AcuityAds Holdings Inc. (TSX:AT, Nasdaq:ATY) (“AcuityAds” or “Company”), a digital advertising technology leader that provides targeted media solutions enabling advertisers to connect intelligently with audiences across digital advertising channels, announced today that the Company intends to make a normal course issuer bid ("NCIB") to purchase up to 5,350,000 common shares of the Company, and that its Board of Directors (the “Board”) has adopted an advance notice by-law.

Normal Course Issuer Bid

The Company reviews all elements of its capital allocation strategy on an ongoing basis. Management and the Board believe that the market price of the common shares may not, from time to time, fully reflect their value and accordingly, the purchase of the common shares would be in the best interests of the Company and its shareholders and represents an attractive and appropriate use of available funds.

“While M&A remains a key focus for management, the strength of our balance sheet with over $100 million in cash, generating approximately $20 million in annual cash flow from operations, and our growth outlook creates an opportunity to surface additional value for our shareholders while continuing to execute against the Company's long-term strategic plan", said Tal Hayek, Co-Founder and Chief Executive Officer of AcuityAds.

The NCIB has been approved by the Board; however it is subject to acceptance by the Toronto Stock Exchange (the “TSX”), and if accepted, will be made in accordance with the applicable rules and policies of the TSX and Canadian securities laws. Under the NCIB, the Company would be permitted to purchase for cancellation, through the facilities of the TSX and/or alternative Canadian trading systems, up to 10% of the Company's public float (calculated in accordance with TSX rules), or 5,350,000 common shares, during the 12 months following such TSX acceptance. The exact number of common shares subject to the NCIB will be determined on the date of acceptance of the notice of intention by the TSX.

All common shares purchased by the Company under the NCIB will be purchased at prevailing market prices in accordance with the rules and policies of the TSX and applicable securities laws. The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by the Company, subject to the applicable terms and limitations of the NCIB. All common shares acquired by the Company under the NCIB will be cancelled.

Subject to acceptance by the TSX of the NCIB, the Company intends to commence the NCIB two trading days after the Company’s release of its financial results for the three months ended March 31, 2022, which are scheduled to be released after the close of markets on May 11, 2022. The NCIB will terminate one year after its commencement, or earlier if the maximum number of common shares under the NCIB have been purchased. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

In connection with the NCIB and subject to TSX approval, the Company intends to enter into an automatic share purchase plan with its designated broker, TD Securities Inc., to allow for purchases of its common shares during certain pre-determined black-out periods when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Outside of these pre-determined black-out periods, shares will be repurchased in accordance with management's discretion, subject to applicable law.

Advance Notice By-Law

The Company also announced its Board has adopted an advance notice by-law (the “Advance Notice By-law”) that requires advance notice be given to the Company when director nominations are made by shareholders other than on behalf of the Board by way of a notice of meeting or through a shareholder proposal made in accordance with the provisions of the Canada Business Corporations Act.

The Advance Notice By-law provides a clear process for shareholders to follow to make director nominations, and will help ensure that all shareholders receive adequate notice and information about director nominees so that they may exercise their voting rights in an informed manner. The Advance Notice By-law is similar to the advance notice by-laws adopted by many other Canadian public companies.

Among other things, the Advance Notice By-law fixes deadlines by which shareholders must notify the Company of director nominations prior to any annual or special meeting of shareholders where directors are to be elected. It also sets forth the information about the proposed nominees that a shareholder must include in the notice for it to be valid and provides that the Board may, in its sole discretion, waive any requirement under these provisions.

In the case of an annual shareholder meeting, notice to the Company must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the first public announcement of the meeting date, notice may be given not later than the close of business on the 10th day following such announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the first public announcement of the date of the special meeting.

The Advance By-law is effective immediately and will be placed before shareholders for approval, confirmation and ratification at the Company’s 2022 annual meeting of shareholders (the “Meeting”) scheduled to be held on June 15, 2022. According to the provisions of the Canada Business Corporations Act, the Advance By-law will cease to be effective unless it is approved, confirmed, and ratified by a resolution adopted by a majority of the shareholder votes cast, in person or by proxy, at the Meeting.

The full text of the By-law is available under the Company's SEDAR profile at www.sedar.com.

About AcuityAds:

AcuityAds is a leading technology company that provides marketers a one-stop solution for omnichannel digital advertising with best-of-category return on advertising spend. Its journey automation technology, illumin™, offers planning, buying and real-time intelligence from one platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to close the gap between advertising planning and execution. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above-benchmark outcomes for the most demanding marketers.

AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit AcuityAds.com.

For further information, please contact:

Babak Pedram Investor Relations - Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regards to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.